EXHIBIT 99.1



VIVENDI                                                 ------------------------
       UNIVERSAL                                        PRESS RELEASE
                                                        ------------------------



                                                             February 16, 2001



          * ONE MILLION INDIVIDUAL SHAREHOLDERS FOR VIVENDI UNIVERSAL.
              * CAPITAL STOCK BECOMING INCREASINGLY INTERNATIONAL.
         *CLOSE TO 75% OF SHAREHOLDERS ARE EUROPEAN AND U.S. INVESTMENT
                          HAS MORE THAN DOUBLED TO 25%.


Vivendi Universal now has over one million individual shareholders. The exact number is 1,036,000, according to a security holders identification procedure carried out on December 31, 2000 by Sicovam, the French securities clearing house. The group has therefore maintained its position as the listed company in France with the highest number of shareholders (other than privatized companies). There are about 5.6 million individual shareholders in France (TLB 2000 survey).

Vivendi Universal has increased the number of its individual shareholders fivefold in the space of three years. There were 200,000 at the end of 1997, 250,000 end-1998 and over 700,000 end-1999.

They hold in total 20% of Vivendi Universal's capital stock, making them the group's largest shareholder. The collectively head a portfolio with a current market value of around 17 billion euros.

The remaining capital stock breaks down as follows: French institutional investors, 18%; other European institutional investors, 33%; other, 29%; U.S. investors, 25%. Vivendi Universal's capital stock is therefore increasingly international, with over 70% owned by European shareholders. The percentage owned by U.S. shareholders has risen from 9% to 25% over a 12-month period. U.S. investment has therefore doubled, not including the Bronfman family's interest of around 8%.

Vivendi Universal places great price in the affinity and loyalty demonstrated by its individual shareholders. Their attitude is proof that a company can become international while retaining its roots and the strength of a grass-roots shareholder base.

As the number of investors in the group constantly increases, they continue to show confidence in its high potential for growth and value creation and, more generally, in its long-term strategy.

Over and above the figures, Vivendi Universal is pleased to report a significant improvement in the quality of relations with its individual shareholders. Last December, over 180,000 of them, which is four or five time more than usual, participated in the vote to create Vivendi Universal. The record number of 7,000 shareholders were present at the Extraordinary Shareholders' Meeting held on this occasion.